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MAR 01 2018
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SEC FILE NUMBER
8-48093

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPP Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Madison Avenue, 10th Floor
(No. and Street)

New York	NY	10173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Lazarus (212) 455-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mount Pleasant Ave, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Amy Lazarus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPP Capital Partners, LLC, as of February 26, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASMIR MALEVIC
Notary Public - State of New York
NO. 01MA6369484
Qualified in Kings County
My Commission Expires Jan 8. 2022

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SPP Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SPP Capital Partners, LLC's management. Our responsibility is to express an opinion on SPP Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SPP Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as SPP Capital Partners, LLC's auditor since 2008.
Livingston, New Jersey
February 26, 2018

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

ASSETS

Cash	$	478,272
Fees and other receivables		214,500
Furniture, equipment and leasehold improvements, net		26,877
Due from affiliate		5,542
Other assets		113,649
TOTAL ASSETS	$	838,840

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	111,552
Deferred rent		67,661
Subordinated loan		1,100,000
Total liabilities		1,279,213
Commitments and contingencies (Note 9)		
Member's deficit		(440,373)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	838,840

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers.

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("FASB ASC 606"). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The revenue recognition standard established by FASB ASC 606 requires management to determine the appropriate method of recognizing revenue associated with contractual arrangements with clients. Management has considered the performance obligations contained in its contracts to allocate the contractual fees to the performance obligations in the contract and to recognize revenue when (or as) the entity satisfies a performance obligation. A contract generally includes three types of fees: Memorandum Fee, Success Fee and Termination Fee. Based on management's assessment, Memorandum Fees will be recognized at the time of delivery of the offering document to the client, Success Fees will be recognized at the point in time of a closing and Termination Fees will be recognized when there is an enforceable right to collect such fee.

The Company adopted FASB ASC 606 under the modified retrospective approach on January 1, 2018. The adoption did not have a material impact on revenue recognition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2017, are collectible.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Lease accounting

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of the ASU 2016-02 on its financial statement and related disclosures.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2017:

Furniture and fixtures	$	89,774
Computer equipment		147,414
Leasehold improvements		90,079
Artwork and antiques		17,225
		344,492
Less: accumulated depreciation and amortization		(317,615)
	$	26,877

Depreciation and amortization expense for the year ended December 31, 2017, was $13,911.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2017, consisted of other operating accrued expenses.

Accounts payable	$	6,977
Accrued expenses		104,575
	$	111,552

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. At December 31, 2017, the rate on the loan was 10.5%.

The subordinated loan, which matures on October 6, 2018, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense on the subordinated loan and revolver for the year ended December 31, 2017, was $115,500.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan but did not do so in 2017. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2017 related to the Plan were $38,344.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. Advisory and other fees received in 2017 related to these agreements amounted to $7,187. As of December 31, 2017, $5,542 was not collected.

NOTE 8. INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2014.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring on April 15, 2019, for its office space in New York City. The future minimum rental payments required under this lease as of December 31, 2017, are summarized below:

Year ending December 31:	Amount
2018	$ 401,275
2019	133,758
	$ 535,033

Rent expense, charged to operations, for the year ended December 31, 2017, amounted to $362,680.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Deferred rent

The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

Employment agreements

The Company has entered into employment agreements with three key employees that expire on September 30, 2018. These agreements provide for (1) annual base salaries totaling $812,500, (2) compensation increases at the sole discretion of the members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status of members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. No bonuses were expensed during the year ended December 31, 2017.

Contingencies

From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations.

NOTE 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation. Approximately 15% of the Company's revenues for the year ended December 31, 2017, was attributed to one customer.

NOTE 11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had net capital of $299,059, which exceeded the Company's net capital requirement of $11,948 by $287,111. The Company's percentage of aggregate indebtedness to net capital was 59.9% at December 31, 2017.